FORM 55-102F6 12g 82-1606

Page 1 of 1

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and U… for purposes of the adminis… Some of the required inform… disclosed to any person or … may contact the securities … …ation required under this form is collected on behalf of and used by the securities regulatory authorities set out below …urities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland, …islation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be …orities or their authorized representatives. If you have any questions about the collection and use of this information, you …equired information is filed, at the address(es) or telephone number(s) set out on the back of this report.

04035861

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 23 02 04

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME… …NE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: REES

GIVEN NAMES: ANDREW H

NO. STREET APT: 305-455 GRANVILLE STREET

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6C 1T1

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [ ] ONTARIO

[✓] BRITISH COLUMBIA [ ] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND + SEC

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	110000	16 02 04	50	350000		.11		460000		
		16 02 04	97	100000		ø		560000		
		24 02 04	51		150000	.11		410000		
WARRANTS	150000	16 02 04	53	50000		.15		200000		
COMMON	142500	16 02 04	15	50000		.10		192500		
		24 02 04	51	150000		.11		342500		
		01 04 04	10		16500	.215		326000		
		12 07 04	10		26000	.135		300000		

PROCESSED JUL 30 2004 THOMSON FINANCIAL

RECEIVED 2004 JUL 30 A 9:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

97 - Options reported expired in Error.

DW 7/30

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW REES

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 21 07 04

FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Jul. 21 2004 10:36AM P1